July 6, 2005

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Steven Jacobs, Accounting Branch Chief Mail Stop 4561

Re:	G REIT, Inc. Form 10-K for Year Ended December 31, 2004 (the “Form 10-K”) File No. 000-50261

Gentlemen:

     This letter is submitted on behalf of G REIT, Inc. (the “Company”) in response to the comment provided by the Staff in its letter to the Company dated June 16, 2005 (the “Comment Letter”). The Company’s response below is numbered to correspond to the numbered paragraph in the Comment Letter. For your convenience, we repeat in bold italics the Staff’s comment prior to the Company’s response.

Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Note 7, Mortgage Loans Payable, page 84

1.	Please tell us the factors you considered in determining, and disclose in future filings, whether your designated cash flow hedges qualify for hedge accounting under SFAS 133. If you qualify for hedge accounting under SFAS 133, tell us how you considered paragraph 30 of SFAS 133 in accounting for the changes in fair value. In your response, please also advise us of the accounting for the cash flow hedges disclosed in Notes 2 and 6 in the financial statements of Congress Center Property.

We disclosed in our notes to the consolidated financial statements of the Company and notes to the financial statements of the Congress Center Property that derivatives are recognized as either assets or liabilities in the consolidated balance sheet and are measured at fair value in accordance with SFAS No. 133, Derivative Instruments and Hedging Activities. Changes in fair value are included as a component of interest expense in the statement of operations in the period of change as such derivative arrangements are not designated as hedging instruments. In future filings, we will note that since our derivative instruments are not designated as hedging instruments, they do not qualify for hedge accounting under SFAS 133 and, accordingly, the gain or loss on these derivative instruments are being recognized in earnings.

Securities and Exchange Commission, Division of Corporation Finance
July 6, 2005 – Page 2

* * *

     The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments in the Form 10-K reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

     If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (714) 667-8252. Thank you.

Very truly yours,

/s/   Scott D. Peters

Scott D. Peters
Chief Financial Officer

cc:	Andrea R. Biller, Esq. Peter T. Healy, Esq. of O’Melveny & Myers LLP